SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIGITAL IMPACT, INC.
(Name of Subject Company (Issuer))

ADAM MERGER CORPORATION
a wholly-owned subsidiary of

ACXIOM CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

Jerry C. Jones
Acxiom Corporation
#1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203
Telephone: (501) 342-1000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With a copy to:
John P. Fletcher, Esq.
Goodloe M. Partee, Esq.
Kutak Rock LLP
425 W. Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
Telephone: (501) 975-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$151,330,102	$17,812

(1)   Estimated for purposes of calculating the filing fee only. The transaction valuation

assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)   The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

☑   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,812	Filing Party: Acxiom Corporation
Form or Registration No.: Schedule TO-T	Date Filed: April 1, 2005

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on April 1, 2005, by Adam Merger Corporation, a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), and Acxiom, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact, Inc., a Delaware corporation, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), for a purchase price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 11. Additional Information.

Item 11 of the Statement is hereby amended and supplemented to add to the end thereof the following:

> "On April 11, 2005, the United States Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Offer. On April 12, 2005, Acxiom issued a press release announcing the early termination of the waiting period under the HSR Act. A copy of the press release is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference."

Item 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented to add the following:

"(a)(1)(I)   Press Release issued by Acxiom dated April 12, 2005."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAM MERGER CORPORATION

By: /s/ Jerry C. Jones

Name: Jerry C. Jones

Title: Vice President/Assistant Secretary

ACXIOM CORPORATION

By: /s/ Jerry C. Jones

Name: Jerry C. Jones

Title: Business Development/Legal Leader

Exhibit Index

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated April 1, 2005
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)*	Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(a)(1)(I)	Press Release issued by Acxiom on April 12, 2005
(b)	Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and JPMorgan Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(1)	Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(2)*	Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)*	Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)	Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)*	Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)*	Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)*	Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)	Not applicable
(h)	Not applicable

*   Incorporated herein by reference to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 1, 2005.

ACXIOM CORPORATION ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD RELATING TO ITS ACQUISITION OF DIGITAL IMPACT, INC.

LITTLE ROCK – April 12, 2005 - Acxiom Corporation (Nasdaq: ACXM) announced today that it has received notification from the Federal Trade Commission ("FTC") that the United States Department of Justice and the FTC have granted early termination of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period relating to its proposed acquisition of Digital Impact, Inc. (Nasdaq: DIGI). As previously announced, Acxiom's tender offer for Digital Impact currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 28, 2005.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, The Proxy Advisory Group of Strategic Stock Surveillance, L.L.C., 331 Madison Avenue, 12th Floor, New York, NY 10017, or by calling toll free (866) 657–8728.

About Acxiom Corporation

Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

About Digital Impact

Digital Impact is a leading provider of integrated digital marketing solutions for Global 2000 enterprises including Marriott, The Gap, and Hewlett-Packard. Digital Impact combines agency services with world-class campaign execution on a proprietary technology platform to deliver superior marketing results for clients. The company's proprietary IMPACT(TM) platform combines campaign management with advanced analytics to assist account and client teams in designing, sending and analyzing direct marketing communications. The company creates and executes campaigns across multiple media channels: including personalized email, targeted websites, banner and other web advertisements, search engines, and direct mail (print). Digital Impact is a member of the TRUSTe Privacy Program and the NAI's Email Service Provider Coalition and works only with companies that adhere to appropriate consumer privacy guidelines. Digital Impact was founded in 1997 and has offices in Silicon Valley, New York and London. Digital Impact is publicly traded on the Nasdaq Stock Market under the ticker symbol DIGI. For more information, visit www.digitalimpact.com.

Important Information Regarding the Tender Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Digital Impact. The tender offer is being made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, because they contain important information. The tender offer statement by Acxiom and the solicitation/recommendation statement by Digital Impact were filed on April 1, 2005 with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements and other documents filed by Acxiom and Digital Impact at the SEC's Web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to The Proxy Advisory Group of Strategic Stock Surveillance, L.L.C., 331 Madison Avenue, 12th Floor, New York, NY 10017, or by calling toll free (866) 657-8728.